SECURIT 04013376 .ISSION
..asnington, D.C. 20549

SO 1/10/05 2

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FR 1/10/05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35085

SEC MAIL RECEIVED PROCESSING DEC 29 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/03 (MM/DD/YY) AND ENDING 8/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 112th AVE NE #350
(No. and Street)

BELLEVUE (City) WASHINGTON (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Ann Allen (425) 455-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenwood, Ohlund & Co. LLP
(Name – *if individual, state last, first, middle name*)

1445 NW 56th (Address) Seattle (City) WA (State) 98107 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ABACUS
SECURITIES
CORPORATION

December 28, 2004

Securities and Exchange Commission
450 5th Street NW – Mail Stop 5-1
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
DEC 2 9 2004
WASH, D.C. 213 SECTION

Gentlemen:

Please accept the enclosed amendment to our audited financial statement for Abacus Securities Corporation for fiscal year ending August 31, 2004.

If you require any additional information, please do not hesitate to contact me at 425-455-1040.

Sincerely,

Mary Ann Allen
President

MAA/sc

enclosure

400 112th N.E. • Suite 350 • Bellevue, WA • 98004-5517 • 425/455-1040 • 800/257-2560

OATH OR AFFIRMATION

I, Mary Ann Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Securities Corporation, as of 8/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Mary Ann Allen
Signature

President
Title

Notary Public

Notary Public
State of Washington
BRIAN C. MEADOWS
My Appointment Expires Apr 15, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schedule I

ABACUS SECURITIES CORPORATION

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

AUGUST 31, 2004

Net Capital		
Total stockholders' equity	$	53,407
Deduct non-allowable assets:		
Commissions receivable over thirty days		-
Prepaid expenses		(6,501)
Property, equipment and tenant improvements, net		(2,969)
Net capital before haircuts on securities positions		43,937
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		(8,500)
Net capital	$	35,437
Aggregate Indebtedness		
Included in statement of financial condition:		
Commissions payable	$	67
Federal income taxes payable		571
Total aggregate indebtedness	$	638
Computation of Basic Net Capital Requirement:		
Minimum net capital required:		
6-2/3% of total aggregate indebtedness	(A) $	43
Minimum dollar net capital requirement	(B) $	5,000
Greater of (A) or (B)	$	5,000
Excess net capital	$	30,437
Excess net capital at 1000%	$	35,373
Ratio of aggregate indebtedness to net capital		1.80%

The above net capital computation does not differ from the computation of net capital included in the FOCUS Part IIA filed by the Company as of August 31, 2004.